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	THOMAS J. MOLONEY	CHANTAL E. KORDULA	RAHUL MUKHI
	STEVEN M. LOEB	BENET J. O’REILLY	ELANA S. BRONSON
	CRAIG B. BROD	ADAM E. FLEISHER	MANUEL SILVA
	NICOLAS GRABAR	SEAN A. O’NEAL	KYLE A. HARRIS
	HOWARD S. ZELBO	GLENN P. MCGRORY	LINA BENSMAN
	DAVID E. BRODSKY	MATTHEW P. SALERNO	ARON M. ZUCKERMAN
	RICHARD J. COOPER	MICHAEL J. ALBANO	RESIDENT PARTNERS
	JEFFREY S. LEWIS	VICTOR L. HOU
	PAUL J. SHIM	ROGER A. COOPER	SANDRA M. ROCKS
	STEVEN L. WILNER	AMY R. SHAPIRO	JUDITH KASSEL
	ANDRES DE LA CRUZ	JENNIFER KENNEDY PARK	PENELOPE L. CHRISTOPHOROU
	DAVID C. LOPEZ	ELIZABETH LENAS	BOAZ S. MORAG
	MICHAEL A. GERSTENZANG	LUKE A. BAREFOOT	MARY E. ALCOCK
	LEV L. DASSIN	JONATHAN S. KOLODNER	HEIDE H. ILGENFRITZ
	JORGE U. JUANTORENA	DANIEL ILAN	KATHLEEN M. EMBERGER
	MICHAEL D. WEINBERGER	MEYER H. FEDIDA	AVRAM E. LUFT
	DAVID LEINWAND	ADRIAN R. LEIPSIC	ANDREW WEAVER
	DIANA L. WOLLMAN	ELIZABETH VICENS	HELENA K. GRANNIS
	JEFFREY A. ROSENTHAL	ADAM J. BRENNEMAN	JOHN V. HARRISON
	MICHAEL D. DAYAN	ARI D. MACKINNON	CAROLINE F. HAYDAY
	CARMINE D. BOCCUZZI, JR.	JAMES E. LANGSTON	NEIL R. MARKEL
	JEFFREY D. KARPF	JARED GERBER	KENNETH S. BLAZEJEWSKI
	KIMBERLY BROWN BLACKLOW	COLIN D. LLOYD	LAURA BAGARELLA
	ROBERT J. RAYMOND	COREY M. GOODMAN	JONATHAN D.W. GIFFORD
	SUNG K. KANG	RISHI ZUTSHI	SUSANNA E. PARKER
	FRANCISCO L. CESTERO	JANE VANLARE	DAVID W.S. YUDIN
	FRANCESCA L. ODELL	DAVID H. HERRINGTON	RESIDENT COUNSEL
	WILLIAM L. MCRAE	KIMBERLY R. SPOERRI
	JASON FACTOR	AARON J. MEYERS	LOUISE M. PARENT
	JOON H. KIM	DANIEL C. REYNOLDS	OF COUNSEL
	MARGARET S. PEPONIS	ABENA A. MAINOO
	LISA M. SCHWEITZER	HUGH C. CONROY, JR.
	JUAN G. GIRALDEZ	JOSEPH LANZKRON
	DUANE MCLAUGHLIN	MAURICE R. GINDI
	BREON S. PEACE	KATHERINE R. REAVES

Writer’s Direct Dial: +1 (212) 225-2632 E-Mail: dlopez@cgsh.com

October 8, 2020

VIA EDGAR CORRESPONDENCE

Mr. Chris Edwards

Securities and Exchange Commission

Office of Life Sciences

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sotera Health Topco, Inc.
Draft Registration Statement on Form S-1
Submitted September 2, 2020
CIK: 0001822479

Dear Mr. Edwards:

On behalf of our client, Sotera Health Topco, Inc. (the “Company”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated September 29, 2020, with respect to the above-referenced Draft Registration Statement (the “Draft Registration Statement”) on Form S-1 submitted on September 2, 2020.

The Company has confidentially submitted today its Amendment No. 2 to the Draft Registration Statement (“Amendment No. 2”), together with this letter, via EDGAR submission.

Cleary Gottlieb Steen & Hamilton LLP or an affiliated entity has an office in each of the cities listed above.

Mr. Chris Edwards

Securities and Exchange Commission

For your convenience, the text of the Staff’s comments is set forth in bold below, followed in each case by the Company’s response. Unless otherwise indicated, all page references in the responses set forth below are to the pages of the clean copy of Amendment No. 2.

Draft Registration Statement on Form S-1

Cover Page

1.

Please include disclosure of your controlled company status on the prospectus cover page, the amount of the voting power the controlling shareholder will own following the completion of the offering, and, if true, that you do not intend to comply with certain corporate governance requirements.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page.

Market, Industry and Other Data, page iii

2.

It is not appropriate to directly or indirectly disclaim liability for statements in your registration statement. Accordingly, please delete your statements that the accuracy and completeness of information contained in consultants’ reports and industry publications is not guaranteed, that your internal company analyses have not been verified by any independent source, and that neither you nor the underwriters make any representation as to the accuracy of such information.

In response to the Staff’s comment, the Company has revised the disclosure on page iii.

Summary

Industry Overview, page 5

3.

We note the statement the global population is expected to increase by 1 billion people by 2025 and of that 1 billion, approximately 300 million will reach age 65 or older. Please clarify whether the 300 million will reach the age of 65 by the year 2025 or sometime after that. We also note the estimated global healthcare costs of approximately $4 trillion in 2019 and projected to reach more than $6 trillion by 2027. Please highlight what fraction of that estimate is represented by services you provide.

In response to the Staff’s comment, the Company has revised the disclosure on pages 5 and 96 to provide alternative statistics illustrating industry trends. With respect to the statement on estimated global healthcare costs, the Company respectfully advises the Staff that this statement is not intended to evidence the size of the Company’s addressable market, which is discussed earlier on page 4, but is intended to demonstrate the broader trend in healthcare expenditures discussed in the paragraph, which, in turn, is expected to drive increased demand for the services provided by the Company.

Invest in technical and regulatory capabilities to enhance our leadership position, page 8

4.

We note your statement that you are “a respected industry partner for regulators as they are defining industry standards of safety for the future.” Please provide the basis for this statement and the similar statement on page 109 in which you state you have established credibility and trust with regulators and standards writing organizations.

The Company supplementally advises the Staff that the basis for the statements is the Company’s history of collaboration with regulators and standards writing organizations. For example, Nelson Labs was recently invited

Mr. Chris Edwards

Securities and Exchange Commission

to participate on a project with the National Institute for Occupational Safety and Health, the Centers for Disease Control and Prevention and the World Health Organization to evaluate the possibility of reusing respirators through disinfection with Methylene Blue. Nelson Labs also met with officials from the U.S. Food and Drug Administration (“FDA”) earlier in 2020 on the use of their database to identify unknown compounds in extractables and leachables and chemical characterization testing. Many of the Company’s experts regularly participate in presentations and discussions with the FDA and international regulators at industry events such as the Kilmer Conference, Nelson Labs Seminars and industry events and customer consults with the FDA as part of their FDA submission process. Additionally, as disclosed on page 110, many experts employed by the Company serve as representatives and co-chairs on standards writing organizations such as the Association for the Advancement of Medical Instrumentation (“AAMI”), the International Standards Organization (“ISO”) and the American Society of Testing and Materials (“ASTM”).

Risk Factor Summary, page 9

5.

We refer to your “Key Strengths” and “Our Strategy” sections in the Summary. For balance, please revise so that your Summary risks disclosure is of the same prominence and features a corresponding level of discussion and specificity as these other sections. For example, expand your disclosure to discuss your EO emissions legal proceedings, including that your per occurrence limit for claims relating to Willowbrook EO emissions has been reached, and that additional EO lawsuits have been filed recently. Additional examples include expanding your disclosures regarding your total long-term debt and stockholders’ agreement.

In response to the Staff’s comment, the Company has revised the disclosure on pages 9 and 10.

Risk Factors, page 20

6.

We note your disclosures relating to the Sponsors’ concentrated ownership. Please expand your risk factor disclosures as appropriate to discuss other interests that may conflict between the Sponsors and your other shareholders, such as recent distributions they have received, and may receive in connection with the offering, and add a corresponding discussion in your Summary. We note, for example, your disclosure on page F-39 that the effect of the conversion of Topco Parent units will result in a material increase of loss per share.

The Company acknowledges the Staff’s comment and will revise the risk factor disclosure to describe the terms of the Stockholders’ Agreement and certain terms of Company’s certificate of incorporation and bylaws that will be in effect following the offering in a subsequent amendment, once the terms of those documents have been determined. The Company has reviewed the other disclosures relating to the Sponsors’ concentrated ownership and does not believe there to be any other material conflicts of interest between the Sponsors and other stockholders that have not already been disclosed, including with respect to prior distributions received by the Sponsors. The Company advises the Staff that it does not expect to make any distributions to the Sponsors in connection with the offering.

With respect to the disclosure referenced on page F-39, the Company has revised page F-39 to clarify that the disclosure is referring to a stock split that will have the effect of increasing the number of shares outstanding of the Company’s common stock.

Mr. Chris Edwards

Securities and Exchange Commission

Our substantial leverage could adversely affect our ability to raise additional capital to fund our operations..., page 38

7.	Please quantify your debt service requirements and disclose the percentage of your cash flow that must be dedicated to debt service, both principle and interest.

In response to the Staff’s comment, the Company has revised the disclosure on pages 39 and 40.

A lowering or withdrawal of the ratings assigned to our debt. . . , page 40

8.	Please revise to specify your debt’s ratings.

The Company respectfully advises the Staff that the risk factor addresses the relative risk that any rating assigned to the Company’s debt could be lowered, which would make it more difficult or more expensive for the Company to obtain additional debt financing regardless of its original debt rating. Therefore, the Company does not believe that its current debt ratings would be material to investors in this offering in understanding the risk described.

Cautionary Note Regarding Forward-Looking Statements, page 50

9.

We note the statement that you undertake no obligation to update forward-looking statements publicly in light of new information or future events. Please revise to clarify that you will update this information to the extent required by law.

In response to the Staff’s comment, the Company has revised the disclosure on page 51.

Use of Proceeds, page 51

10.

Please disclose the interest rate and maturity date for each item of indebtedness to be discharged using the proceeds of the offering. If the indebtedness to be discharged was incurred within one year, describe the use of the proceeds of such indebtedness. Refer to Instruction 4 to Item 504 of Regulation S-K.

The Company acknowledges the Staff’s comment and confirms that it will include the requested disclosure in a future amendment once it determines the specific indebtedness that will be discharged in connection with the proceeds of this offering.

Capitalization, page 53

11.

On page 128, you disclose that upon the occurrence of a change of control, all then outstanding unvested Class B-1 Units held by Unitholders will become vested as of the date of consummation of such change of control. In addition, on page 64, you disclose that you expect to recognize the remaining expense associated with the performance vesting awards “upon the listing and public trading of your common stock.” Please tell us why stock compensation expense is not reflected as a pro forma adjustment in the capitalization table.

In response to the Staff’s comment, the Company has revised the disclosure on pages 17 and 54 to reflect the stock compensation expense that will be associated with the Class B-2 Units upon the listing and public trading of the Company’s common stock. The Company respectfully advises the Staff that the Class B-1 Units will not become vested upon the IPO, as the IPO is not considered a change in control under the limited

Mr. Chris Edwards

Securities and Exchange Commission

partnership agreement of Sotera Health Topco Parent, L.P. Additionally, Class B-1 Units vest daily and are expensed in the Company’s actual results as they vest.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Components Of Our Results Of Operations

Operating Expenses

SG&A Expenses, page 64

12.

Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features. Please discuss with the staff how to submit your response.

The Company acknowledges the Staff’s comment and will provide the Staff with the requested analysis, in the form requested, once the estimated offering price or range is available.

Consolidated Results of Operations, page 66

13.

For each of the periods presented, please quantify the impact each of the factors identified had on each of the components of your results of operations as well as your segment operations beginning on page 73. Refer to Item 303 of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on pages 68 to 69, 71 and 75 to 76.

Liquidity and Capital Resources, page 76

14.

We note your disclosure stating that the increase in cash provided by operating activities from fiscal year 2018 to fiscal year 2019 was driven by “strong operating performance”. Please expand your disclosure to quantify and discuss in further detail the underlying reasons for the changes reported in your Statements of Cash Flows, which contributed to a stronger operating performance. Refer to Item 303(a)(1) of Regulation S-K and FRC Section 501.13.b and 13.b.1 for guidance.

In response to the Staff’s comment, the Company has revised the disclosure on page 78.

Certain Relationships and Related Party Transactions, page 136

15.	Please include a description of the facility lease with an immediate family member of management that is described on pages F-36 and F-72 or tell us why such disclosure is not required.

The Company respectfully advises the Staff that the facility lease is with an immediate family member of an employee who was the president of the Company’s Nelson Labs business. The disclosures on pages F-36 and F-72 about the facility lease are included in the Company’s financial statements in accordance with Accounting Standards Codification (“ASC”) Topic 850 “Related Party Disclosures.” The Company considers this employee a member of management for the purpose of the disclosure pursuant to ASC 850, as he is responsible for achieving the objectives of the Company, even though he does not perform policy making functions. However, the Company does not consider the president of the Company’s Nelson Labs business to be an “executive officer” of the Company within the meaning of Rule 405, as the employee is not the president of the Company, or a vice president of the Company in charge of a principal business unit, division or function and does not otherwise perform a policy making function for the Company. The Company’s chief executive officer retains executive operational and policy making authority with respect to the Nelson Labs business unit and the Company’s affairs generally. As a result, the Company does not consider the employee to be a related party within the meaning of Item 404 of Regulation S-K and therefore has not included the description of the facility lease in “Certain Relationships and Related Party Transactions.”

Mr. Chris Edwards

Securities and Exchange Commission

Notes to Consolidated Financial Statements

8. Goodwill and Other Intangible Assets, page F-20

16.

Please disclose when the initial amounts of customer relationships, proprietary technology, and sealed source and supply agreements were initially recorded and the transaction in which they were initially established.

In response to the Staff’s comment, the Company has revised the disclosure on page F-20.

General

17.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company respectfully advises the Staff that there are no written communications, as defined in Rule 405 under the Securities Act, that have been presented to potential investors by the Company or anyone authorized to do so on the Company’s behalf in reliance on Section 5(d) of the Securities Act. To the extent that such materials are presented to potential investors by the Company or anyone authorized to do so on the Company’s behalf, in response to the Staff’s request, the Company will supplementally provide, under separate cover, all of the written materials presented to potential investors in reliance on Section 5(d) of the Securities Act.

*    *    *

Please direct any comments regarding this submission to David Lopez at (212) 225-2632.

Very truly yours,

/s/ David Lopez

David Lopez

cc:	Tracie Mariner
Sasha Parikh
Dorrie Yale
Securities and Exchange Commission

Michael B. Petras, Jr.
Matthew J. Klaben
Sotera Health Topco, Inc.

Arthur D. Robinson
John C. Ericson
Simpson Thacher & Bartlett LLP